L. STEPHEN ALBRIGHT ATTORNEY AT LAW

                       17337 Ventura Boulevard, Suite 208
                            Encino, California 91316
                     Ph. (818) 789-0779 o Fax (818) 784-0205
                            LStephenAlbright@aol.com

                                January 31, 2006



VIA EDGAR & FEDERAL EXPRESS

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance, Office of Small Business Review
450 Fifth Street N.W.
Washington, D.C.  20549

Re:      Electronic Game Card, Inc. (the "Company")
         Preliminary Information Statement on Form 14C
         Filed: May 27, 2005, amended on September 20, 2005 and November 22, 2005 ("14C")
         File No.:  000-25843

         Form 10-KSB/A for the year ended December 31, 2004
         Filed: April 20, 2005, amended on April 22, 2005, amended November 22, 2005 ("Form 10-KSB/A")
         File No.:  000-25843

         Form 10-QSB/A for the quarter ended March 31, 2005
         Filed:   May 19, 2005, amended November 22, 2005 ("March 10-QSB/A")
         File No.:  000-25843

         Form 10-QSB/A for the quarter ended June 30, 2005
         Filed:   August 15, 2005 ("June 10-QSB/A")
         File No.:  000-25843

         Form 10-QSB/A for the quarter ended September 30, 2005
         Filed:   November 14, 2005 ("September 10-QSB/A")
         File No.:  000-25843

Dear Mr. Schoeffler:

I am in receipt of a copy of the Commission's December 14, 2005 comment letter to Mr. John Bentley, Chief Executive Officer of the Company, a copy of which was sent to the undersigned. Please consider this letter to be the Company's formal response to the Commission's comment letter.

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
January 31, 2006
Page 2


The Company is filing the Form 14C in advance of filing amendments to its Form 10-KSB/A for the fiscal year ended December 31, 2004 and Forms to-QSB/A's for the quarters ended March 30, June 30 and September 31, 2005 (the "Amended Reports"). The Company expects to file the Amended Reports within the next week to ten days.

Enclosed with the original of this letter, please find three (3) clean copies of the Form 14C and the and three (3) redlined copies of same. The redlined copies are marked to show the changes from the original filing. Deletions are striked out and inserts are underlined or double underlined.

This letter responds to the comments in the same order presented by the Commission and with the same comment item numbers. However, these responses are limited to the Commission's comments regarding the Form 14C. Response to the Commission's comments regarding the Amended Reports will be sent with the Amended Reports within the next week to ten days.

The Company is providing the Form 14C to the Commission with the understanding that the Commission will not approve the Form 14C until such time as the Amended Reports have been filed and approved by the Commission. However, the Company does want to provide the Commission with the opportunity to commence its review of the Form 14C in expectation of the Company's filing of the Amended Reports.

GENERAL

PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C

AMENDMENT TO ARTICLES OF INCORPORATION

Comment No. 2. The Form 14C has been amended and revised in response to the Commission's comments. The last two sentences of the third paragraph read as follows:

               For example, if the Company issued 10,000,000 shares of Common Stock at a price of $1.00 per share at a time when the conversion price of the Series A Preferred Stock was $1.50 per share and there were 20,000,000 shares of Common Stock outstanding, the conversion price would be the adjusted downward to $1.33 per share (20,000,000 x $1.50 plus $10,000,000 divided by 30,000,000), thus resulting in a larger number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock into Common Stock. IN ANOTHER EXAMPLE, IF THE COMPANY ISSUED 10,000,000 SHARES OF COMMON STOCK AT A PRICE OF $1.00 PER SHARE AT A TIME WHEN THE CONVERSION PRICE OF THE SERIES A PREFERRED STOCK WAS $1.33 PER SHARE (REDUCED TO $1.33 FROM THE $1.50 EXAMPLE) AND THERE WERE 20,000,000 SHARES OF COMMON STOCK OUTSTANDING, THE CONVERSION PRICE WOULD BE THE ADJUSTED DOWNWARD TO $1.22 PER SHARE (20,000,000 X $1.33 PLUS $10,000,000 DIVIDED BY 30,000,000).

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
January 31, 2006
Page 3


While we believe that these revisions comply with the staff's comments, we note that the revision simply provides another example and that both examples are based upon rounded numbers in order to provide the shareholders with a simple example of the formula. The Company believes that this disclosure accurately depicts the formula.

APPROVAL BY STOCKHOLDERS

Comment No. 3. The fifth paragraph under the "Amendment to Articles of Incorporation" heading has a leader which reads "Approval by Stockholders." The Staff's comment number 3 reads.: "Please delete the third sentence as you may not incorporate this information by reference." The third sentence of this paragraph reads; "The Series A Preferred Stock has the powers, designations, preferences, rights, qualifications, limitations and restrictions as specified in the Certificate of Designations attached hereto as Annex A."

Assuming that this is the sentence to which the Staff's comment is directed, the Company believes that the third sentences does not "incorporate this information by reference." Rather, the full text of the Certificate of Designation is set forth in Annex A which is filed as part of the 14C.

The Company notes that comment number 5 also addresses "material incorporated by reference." As indicated in response number 5 below, the Staff will see that several revisions to the 14C have been made in order to comply with the comment.

DESCRIPTION OF SECURITIES

PREFERRED STOCK

Comment No. 4. The Form 14C has been amended and revised in response to the Commission's comments. These revisions should be in compliance with the staff's comments.

MATERIAL INCORPORATED BY REFERENCE

Comment No. 5. The Form 14C has been amended and revised in response to the Commission's comments. These revisions should be in compliance with the staff's comments. Also, the Company is aware that it must deliver copies of the Company's Form 10-KSB for the fiscal year ended December 31, 2004 and Current Reports on Form 8-K filed on March 31, 2005 and April 11, 2005, with the Form 14C.

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
January 31, 2006
Page 4


CLOSING COMMENTS

As indicated above, the Company is aware that this Form 14C cannot and will not be approved until such time as the Amended Reports have been filed and approved by the Commission. Please do not hesitate to contact the undersigned in the event you have any questions or comments.

Thank you for your time and cooperation.

                                             Sincerely,


                                             /s/ L. Stephen Albright
                                             ----------------------------
                                                 L. STEPHEN ALBRIGHT





enclosures

c:       John Bentley @ Electronic Game Card, Inc., w/encls
         Linden Boyne @ Electronic Game Card., Inc., w/encls